Exhibit 1.3

Investor Relations	Media Relations

Craig Celek CDC Corporation 212.661.2160 craig.celek@cdccorporation.net	Ida Ho China.com Inc. 852.2237.7181 ida.ho@hk.china.com

CDC Corporation Reports Robust Growth in China Driven by Strong Performance in CDC Software
Sales and Online Game Usage

[Atlanta, April 20, 2006] CDC Corporation (NASDAQ: CHINA) focused on enterprise software, through its CDC Software subsidiary, and on mobile applications and online games through its China.com Inc. (“China.com”) subsidiary today announced robust growth in China during the first quarter of 2006, driven by 24% growth in revenue from CDC Software and an increase of 27% in online game users.

During the first quarter of 2006, 16 new customers licensed enterprise software applications from CDC Software in China and total revenues for the region increased by 24% compared to the same period a year ago. Also during the first quarter, China.com made significant progress on all fronts. Its online game, Yulgang, surpassed 330,000 peak concurrent users, up 27% from the previous quarter. Average concurrent users per day totaled 182,000 and registered users totaled 22 million. Average virtual merchandise sold per day amounted to 82,000 units. Further, there were 43 server groups throughout China which cover the services for the company’s online games in 30 provinces. As part of its commitment to growing its online game business, China.com increased its shareholding in 17game to 100%.

In addition, China.com’s portal business has demonstrated strong momentum over the past quarter. China.com has been focusing on developing itself as an ideal portal for Chinese professionals domestically, and the World’s Gateway to China internationally. The China.com portal has successfully attracted to its user base a valuable group of well-educated and professionals by offering unique entertainment and lifestyle content. Its English channel has been revamped with fresh innovative content, including popular Chinese-learning courses. China.com’s country domain names, such as Italy.China.com, have been successfully launched and the company is in the process of extending this initiative to other countries including Korea to bring country-specific content and advertisements to Chinese audiences and consumers. To further drive synergies within the CDC family of companies, China.com is also leveraging its current 1,700 enterprise client base by cross selling CDC Software’s Software as a Service (“SaaS”) products to them. A user survey has been recently completed to assess Chinese SMEs’ demand for SaaS.

“China represents an enormous market and opportunity for us, both in terms of our rich online games and mobile applications, as well as our enterprise software solutions and services,” said Richard Thomas, Senior Vice President, Asia/Pacific Region for CDC Software. “Our strong performance in China during the first quarter is a clear indication of our ability to capitalize on the opportunity.”

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About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website: http://www.cdccorporation.net.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 4,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA). For more information, please visit www.cdcsoftware.com.

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Mobile Value Added Services (MVAS), Internet services and online game company operating principally in China, and a 77%-owned subsidiary of CDC Corporation (former chinadotcom corporation) (NASDAQ: CHINA; website: www.cdccorporation.net), was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to the market acceptance of CDC Software products in China, the ability to grow the software, portal, mobile services and online games businesses in China, the ability to cross sell SaaS products to existing China.com enterprise client base, the ability to attract and retain users to the China.com portal, the ability to launch additional country specific sites and expected growth in the number of users for the Yulgang online game. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the sustainability of continued growth in users and revenues for the online game Yulgang; (d) the effects of restructurings and rationalization of operations; (e) the ability to address technological changes and developments including the development and enhancement of products; (f) the ability to develop and market successful Advanced Mobile Products; (g) the entry of new competitors and their technological advances; (h) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (i) the possibility of development or deployment difficulties or delays; (j) the dependence on customer satisfaction with the company’s software products and services; (k) continued commitment to the deployment of the enterprise software solutions; (l) risks involved in developing software solutions and integrating them with third-party software and services; (m) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (n) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; (o) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions; (p) the ability to create innovative and unique content for the portal; and (q) the demand for and market acceptance of country specific portal sites. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.